

AXIS INSURANCE COMPANY

Administrative Office – 11680 Great Oaks Way, Suite 500
Alpharetta, Georgia 30022
(a stock company hereinafter the "Insurer")

Excess Policy

DECLARATIONS PAGE

SUBJECT TO THE PROVISIONS OF THE **FOLLOWED POLICY**, CLAIMS EXPENSES MAY BE INCLUDED IN THE LIMIT OF LIABILITY AND THE LIMIT OF LIABILITY AVAILABLE TO PAY JUDGMENTS OR SETTLEMENT AMOUNTS MAY BE REDUCED AND EXHAUSTED BY PAYMENT OF CLAIMS EXPENSES. PLEASE READ THIS POLICY CAREFULLY.

Policy Number: MCN753993/01/2014   Renewal of Policy Number: MCN753993/01/2013

Item 1. **Policyholder** and Mailing Address: Wells Fargo Funds Trust
525 Market Street, 12th Floor
San Francisco, CA 94105

Item 2. **Policy Period**: From: 12:01 a.m. on September 1, 2014 to: 12:01 a.m. on September 1, 2015, Local time at the address in Item 1.

Item 3. Limit of Liability for the **Policy Period**: $10,000,000

Item 4. **Underlying Insurance**: See attached Schedule of Underlying Insurance.

Item 5. Forms and Endorsements attached at Policy Inception: See attached Schedule of Forms and Endorsements.

Item 6. Notices to Insurer:

A. Notice of claims or potential claims:	B. All other notices:
AXIS Insurance Company Professional Lines Claims 300 Connell Drive P.O. Box 357 Berkeley Heights, NJ 07922-0357 Toll Free Fax: (866) 770-5630 E-mail: USClaimNoticeBH@axiscapital.com	AXIS Insurance Company Professional Lines 300 Connell Drive P.O. Box 357 Berkeley Heights, NJ 07922-0357 Fax: (908) 508-4301

Item 7. Premium: $23,100 (No additional premium for TRIA).

The Insurer has caused this Policy to be signed and attested by its authorized officers:

_____
Gregory W. Springer, President

_____
Andrew Weissert, Secretary

POLICY ISSUED ON: <u>September 18, 2014</u>

Schedule of Underlying Insurance

	Followed Policy		
	Insurer Name	**Policy Number**	**Limit**
A.			
	Great American Insurance Company	FS 517-76-01-11	$20,000,000

Other **Underlying Insurance**		
Insurer Name	**Policy Number**	**Limit**
Fidelity and Deposit Company of Maryland	FIB 0004712-14	$20,000,000
Berkley Regional Insurance Company	BFI-71000386-14	$20,000,000
Federal Insurance Company	8218333	$20,000,000

Schedule of Forms and Endorsements

Notices, Forms and Disclosures:	
Excess Policy	XS 0001 (12/10)

Endorsements:		
No.	Endorsement Name	Endorsement Number
1	California Amendatory Endorsement	XS 0005-CA (12/10)
2	Exclude Change to Followed Policy and Recognize Reduction of Underlying Limit	XS 1103 (12/10)
3	Non Stacking of Limits Endorsement	XS 1111 (12/10)
4	Application Amended Endorsement	XS 0202 (10/10)



Excess Policy

In consideration of the premium paid and in reliance upon all information and representations provided or made available by the **Insureds** to the Insurer in connection with the underwriting of this Policy, and subject to the provisions of this Policy and the Declarations and any Schedules and Endorsements attached hereto, all of which are made a part of this Policy, the Insurer and **Policyholder**, on behalf of all **Insureds**, agree as follows:

I. INSURING AGREEMENT

   This Policy shall provide insurance excess of the **Underlying Insurance**. Liability shall attach to the Insurer only after (i) the insurers of the **Underlying Insurance**, the **Insureds** or others on behalf of the **Insureds** shall have paid in legal currency amounts covered under the respective **Underlying Insurance** equal to the full amount of the **Underlying Limit**, and (ii) the retention or deductible, if any, applicable under the **Underlying Insurance** has been satisfied. Except as specifically set forth herein, coverage under this Policy shall apply in conformance with all provisions of the **Followed Policy**.

II. DEFINITIONS

   When used in this Policy, whether in the singular or the plural:

   A. **Insureds** means all persons and entities covered under the **Followed Policy**.

   B. **Followed Policy** means the insurance policy(ies) identified as such in the Schedule of Underlying Insurance attached hereto.

   C. **Policy Period** means the period set forth in Item 2 of the Declarations.

   D. **Policyholder** means the person(s) or entity(ies) set forth in Item 1 of the Declarations.

   E. **Underlying Insurance** means the **Followed Policy** and all other policies, if any, identified as such in the Schedule of Underlying Insurance attached hereto.

   F. **Underlying Limit** means an amount equal to the aggregate of all limits of liability set forth in the Schedule of Underlying Insurance attached hereto.

III. CONDITIONS AND LIMITATIONS

   A. The Limit of Liability set forth in Item 3 of the Declarations shall be the maximum amount payable by the Insurer in excess of the **Underlying Limit**.

   B. If any amount covered under the **Underlying Insurance** is subject to a sublimit of liability, this Policy shall not apply to such amount, but the Insurer shall recognize payment of such amount in any manner described in Section I. Insuring Agreement as reducing the **Underlying Limit** by such amount.

   C. The **Insureds** shall give written notice to the Insurer if any **Underlying Insurance** is changed or terminated or if any insurer of the **Underlying Insurance** becomes financially unable to pay any amount covered under the **Underlying Insurance**. No such event shall affect coverage under this Policy, unless the Insurer so agrees in writing. The failure of the **Insureds** to comply with this section shall not invalidate coverage. However, the Insurer shall not be liable to a greater extent than it would have been had no such event occurred.

   D. Notice to the Insurer shall be given at the respective address shown in Item 6 of the Declarations. Notice to any other insurer shall not constitute notice to the Insurer unless also given to the Insurer as provided above.

   E. The Insurer may, at its sole discretion, elect to participate in the investigation, defense and settlement of any claim or other matter to which the coverage under this Policy could apply even if the **Underlying Limit** has not been exhausted. The **Insureds** shall provide the Insurer with information, assistance and cooperation as the Insurer reasonably requests and shall do nothing to prejudice the Insurer's position or potential rights of recovery. No action by any other insurer shall bind the Insurer under this Policy.



Endorsement No.	Effective Date	Policy Number	Additional Premium
1	12:01 a.m. on September 1, 2014	MCN753993/01/2014	N/A

CALIFORNIA AMENDATORY ENDORSEMENT

THIS ENDORSEMENT CHANGES THE POLICY. PLEASE READ IT CAREFULLY.

This endorsement modifies insurance provided under the:

Excess Policy

It is agreed that:

The following provisions are added to the Policy:

IV. CANCELLATION, NONRENEWAL AND CONDITIONAL RENEWAL

A. The **Policyholder** may cancel this Policy at any time by giving advance written notice thereof to the Insurer stating the effective date of cancellation. In such event, the Insurer shall refund the unearned premium, if any, computed at the customary short rate.

B. The Insurer may cancel this Policy only for nonpayment of premium. In such event, the Insurer shall deliver or mail written notice thereof to the **Policyholder**, stating the effective date of cancellation, which shall not be less than ten (10) days after the date such notice is delivered or mailed.

C. If the Insurer decides not to renew this Policy or conditions renewal upon a reduction of the Limit of Liability, an elimination of coverage, an increase in retention or an increase of more than twenty-five percent (25%) of the premium, the Insurer shall deliver or mail written notice thereof to the **Policyholder** at least sixty (60) days but not more than one hundred twenty (120) days prior to the expiration of the **Policy Period**. The notice shall state the reason(s) for nonrenewal or conditional renewal.

D. If the Insurer mails any notice required under this section, the Insurer shall do so by registered or certified mail or by mail evidenced by a United States Post Office certificate of mailing to the **Policyholder** at the address in Item 1 of the Declarations. The Insurer also shall send such notice by mail or electronic mail to the producer of record, if any. The delivery or mailing of such notice shall be sufficient proof thereof and the **Policy Period** shall end at the date and hour specified in the notice.

V. BANKRUPTCY

Solely with respect to the liability coverage under this Policy, the bankruptcy or insolvency of the **Insureds** shall not relieve the Insurer of its obligations nor deprive the Insurer of its rights or defenses under this Policy.

VI. ACTION AGAINST INSURER

Solely with respect to the liability coverage under this Policy, if execution on a judgment against the **Insured** or their personal representative is returned unsatisfied in an action brought to recover loss for a claim made under the Policy during the **Policy Period**, then an action may be maintained against the Insurer under the terms of this Policy for an amount of the judgment not exceeding the Policy's Limit of Liability and to the extent such judgment is covered under the Policy.

All other provisions of the Policy remain unchanged.

Evelan Cassin

Authorized Representative

September 18, 2014

Date



Endorsement No.	Effective Date	Policy Number	Additional Premium
2	12:01 a.m. on September 1, 2014	MCN753993/01/2014	N/A

EXCLUDE CHANGE TO FOLLOWED POLICY AND RECOGNIZE REDUCTION OF UNDERLYING LIMIT

THIS ENDORSEMENT CHANGES THE POLICY. PLEASE READ IT CAREFULLY.

This endorsement modifies insurance provided under the:

Excess Policy

It is agreed that:

This Policy shall not provide insurance coverage excess of the coverage provided by Insuring Agreement G, H, I, K, and other sub-limited insuring agreements of the **Followed Policy**, but the Insurer shall recognize payment of amounts covered thereunder in any manner described in Section I. Insuring Agreement as reducing the **Underlying Limit** by the amount of such payment.

All other provisions of the Policy remain unchanged.

_____
Authorized Representative

September 18, 2014
Date



Endorsement No.	Effective Date	Policy Number	Additional Premium
3	12:01 a.m. on September 1, 2014	MCN753993/01/2014	N/A

NON STACKING OF LIMITS ENDORSEMENT

THIS ENDORSEMENT CHANGES THE POLICY. PLEASE READ IT CAREFULLY.

This endorsement modifies insurance provided under the following:

Excess Policy

It is agreed that:

If any amount covered under this Policy also is covered under one or more other policies issued by the Insurer or any an affiliate of the Insurer, then: (i) the Insurer's liability under this Policy for such amount shall not exceed the proportion that the Limit of Liability of this Policy bears to the sum of all the limits of liability of all such polices; and (ii) the maximum amount payable by the Insurer for such amount under all such policies shall not exceed the highest applicable limit of liability.

All other provisions of the Policy remain unchanged.

Eston Cassis
_____
Authorized Representative

September 18, 2014
Date



Endorsement No.	Effective Date	Policy Number	Additional Premium
4	12:01 a.m. on September 1, 2014	MCN753993/01/2014	N/A

APPLICATION AMENDED ENDORSEMENT

THIS ENDORSEMENT CHANGES THE POLICY. PLEASE READ IT CAREFULLY.

This endorsement modifies insurance provided under the:

Excess Policy

It is agreed that:

The paragraph in the written application for this Policy titled: "APPLICATION FORMS PART OF POLICY" is replaced with the following:

APPLICATION FORMS PART OF POLICY

If the policy form applied for is issued, all information and representations provided or made available by the Applicant to the Insurer in connection with the underwriting of the policy will form a part of the policy provided the application and such materials are attached to the policy at the time of its delivery.

All other provisions of the Policy remain unchanged.

_____
Authorized Representative

September 18, 2014
Date



Should this account have a potential claim situation, please contact:

Fidelity/Crime Claims Department
Great American Insurance Group
Five Waterside Crossing
Windsor, CT 06095

(860) 298-7330 ph
(860) 688-8188 fax

CrimeClaims@gaig.com



FINANCIAL INSTITUTION EXCESS FOLLOW FORM CERTIFICATE

The Great American Insurance Company, herein called the UNDERWRITER

Bond Number: **FS 204-59-90 - 04**

Name and Address of Insured: **Wells Fargo Funds Trust**
525 Market Street, 12ᵗʰ Floor
San Francisco, CA 94105

The UNDERWRITER, in consideration of an agreed premium, and in reliance upon the statements and information furnished to the UNDERWRITER by the Insured, and subject to the terms and conditions of the underlying coverage scheduled in ITEM 3 below, as excess and not contributing insurance, agrees to pay the Insured for loss which:

(a) Would have been paid under the Underlying but for the fact that such loss exceeds the limit of liability of the Underlying Carrier (s) listed in Item 3, and

(b) for which the Underlying Carrier (s) has (have) made payment, and the Insured has collected, the full amount of the expressed limit of the Underlying Carrier's (s) liability.

ITEM 1. BOND PERIOD: from 12:01 a.m. on **09/01/2014** to 12:01 a.m. on **09/01/2015**
                                    (inception)   **(expiration)**

ITEM 2. LIMIT OF LIABILITY AT INCEPTION: **$12,500,000 Single Loss Limit over Insuring Agreements A, B, C, D, E, F, J and L (Financial Institution Investment Company Bond)**

ITEM 3. UNDERLYING COVERAGE:

A) CARRIER: **Great American Insurance Company**
     LIMIT: **$20,000,000 Single Loss Limit subject to primary deductibles over Insuring Agreements A, B, C, D, E, F, J and L (Financial Institution Investment Company Bond)**
     BOND NUMBER: **FS 517-76-01 - 11**
     BOND PERIOD: **12:01 A.M. on 09/01/2014 to 12:01 A.M. on 09/01/2015**

B) CARRIER: **Fidelity & Deposit Company of Maryland**
     LIMIT: **$20,000,000 Limit over Item A Above**
     BOND NUMBER: **FIB 0004712-14**
     BOND PERIOD: **12:01 A.M. on 09/01/2014 to 12:01 A.M. on 09/01/2015**

C) CARRIER: **Berkley Regional Insurance Company**
     LIMIT: **$20,000,000 Limit over Items A & B Above**
     BOND NUMBER: **BFI-71000386-14**
     BOND PERIOD: **12:01 A.M. on 09/01/2014 to 12:01 A.M. on 09/01/2015**



D) CARRIER: **Federal Insurance Company**
    LIMIT: **$20,000,000 Limit over Items A, B & C Above**
    BOND NUMBER: **82183333**
    BOND PERIOD: **12:01 A.M. on 09/01/2014 to 12:01 A.M. on 09/01/2015**

E) CARRIER: **Axis Insurance Company**
    LIMIT: **$10,000,000 Limit over Items A, B, C & D Above**
    BOND NUMBER: **MCN753993/01/2014**
    BOND PERIOD: **12:01 A.M. on 09/01/2014 to 12:01 A.M. on 09/01/2015**

F) CARRIER: **National Union Fire Insurance Company of Pittsburgh, PA**
    LIMIT: **$20,000,000 over Items A, B, C, D & E Above**
    BOND NUMBER: **01-503-12-71**
    BOND PERIOD: **12:01 A.M. on 09/01/2014 to 12:01 A.M. on 09/01/2015**

ITEM 4. Coverage provided by this Bond is subject to the following attached Rider(s): **1.**

ITEM 5. By acceptance of this Bond, you give us notice canceling prior Bond No. **FS 204-59-90 - 03**,
    the cancellation to be effective at the same time this Bond become effective.

In witness whereof, the UNDERWRITER has caused this certificate to be signed by an Attorney-in-Fact of the
UNDERWRITER this **5th** day of **November**, 2014.

GREAT AMERICAN INSURANCE COMPANY

By: _____
Authorized Representative



RIDER NO. 1

EXCLUDE ALL SUB-LIMITED COVERAGE(S)

To be attached to and form part of **Financial Institution Excess Follow Form Certificate**

Bond No.:   **FS 204-59-90 - 04**

In favor of: **Wells Fargo Funds Trust**

It is agreed that:

1. Coverage provided by this Bond shall not respond as excess over any sub-limited coverage(s) that are part of the Underlying Bond(s).

2. Nothing herein contained shall be held to vary, alter, waive or extend any of the terms, conditions, provisions, agreements or limitations of the above mentioned Bond other than as stated herein.

3. This Rider shall become effective as of 12:01 a.m. on **09/01/2014** standard time.

IMPORTANT NOTICE - INDEPENDENT AGENT AND BROKER COMPENSATION

NO COVERAGE IS PROVIDED BY THIS NOTICE. THIS NOTICE DOES NOT AMEND ANY PROVISION OF YOUR POLICY. YOU SHOULD REVIEW YOUR ENTIRE POLICY CAREFULLY FOR COMPLETE INFORMATION ON THE COVERAGES PROVIDED AND TO DETERMINE YOUR RIGHTS AND DUTIES UNDER YOUR POLICY. PLEASE CONTACT YOUR AGENT OR BROKER IF YOU HAVE ANY QUESTIONS ABOUT THIS NOTICE OR ITS CONTENTS. IF THERE IS ANY CONFLICT BETWEEN YOUR POLICY AND THIS NOTICE, THE PROVISIONS OF YOUR POLICY PREVAIL.

For information about how Travelers compensates independent agents and brokers, please visit www.travelers.com, call our toll-free telephone number, 1-866-904-8348, or you may request a written copy from Marketing at One Tower Square, 2GSA, Hartford, CT 06183.



HOW TO REPORT LOSSES, CLAIMS, OR POTENTIAL CLAIMS TO TRAVELERS

Reporting new losses, claims, or potential claims promptly can be critical. It helps to resolve covered losses or claims as quickly as possible and often reduces the overall cost. Prompt reporting:

- better protects the interests of all parties;
- helps Travelers to try to resolve losses or claims more quickly; and
- often reduces the overall cost of a loss or claim - losses or claims reported more than five days after they happen cost on average 35% more than those reported earlier.

Report losses, claims, or potential claims to Travelers easily and quickly by fax, US mail, or email.

FAX

Use this number to report a loss, claim, or potential claim by fax toll free.

1-888-460-6622

US MAIL

Use this address to report a loss, claim, or potential claim by US Mail.

**Bond-FPS Claims Department
Travelers
Mail Code NB08F
385 Washington Street
Saint Paul, Minnesota 55102**

EMAIL

Use this address to report a loss, claim, or potential claim by email.

bfpclaims@travelers.com

This is a general description of how to report a loss, claim, or potential claim under this policy or bond. This description does not replace or add to the terms of this policy or bond. The policy or bond alone determines the scope of coverage. Please read it carefully for complete information on coverage. Contact your agent or broker if you have any questions about coverage.



☐ ST. PAUL FIRE AND MARINE INSURANCE COMPANY
☒ ST. PAUL MERCURY INSURANCE COMPANY
☐ ST. PAUL GUARDIAN INSURANCE COMPANY
A Capital Stock Company

EXCESS FOLLOW FORM
TRAVELERS FORM

DECLARATIONS: Excess Follow Form Number: ZBN-21N28379-14-N2

The Company designated above (herein called Underwriter) issues this Excess Follow Form to:

Item 1. Named Insured:

Wells Fargo Funds Trust
525 Market St 12th FL
San Francisco, CA 94105

(herein called Insured).

Item 2. Excess Follow Form Period: The Excess Follow Form Period shall be effective at 12:01 A.M. on 09/01/2014 and expire at 12:01 A.M. on 09/01/2015 local time as to each of said dates, subject to Section 5. of the Terms, Conditions and Limitations of this Excess Follow Form.

Item 3. Single Loss Limit of Liability: $12,500,000

Item 4. Aggregate Limit of Liability: $12,500,000

Item 5. Schedule of Underlying Insurance:

(A) 1. Underlying Insurer: Great American Insurance Company

    2. Bond or Policy Number: FS 517-76-01-11
    3. Bond or Policy Period: From: 09/01/2014   To: 09/01/2015
    4. Limit of Liability:
        Single Loss Limit of Liability $20,000,000
        Aggregate Limit of Liability $20,000,000
    5. Single Loss Deductible: $0

(B) 1. Underlying Insurer: The Fidelity & Deposit Company of Maryland

    2. Bond or Policy Number: FIB 0004712 14
    3. Bond or Policy Period: From: 09/01/2014   To: 09/01/2015
    4. Limit of Liability:
        Single Loss Limit of Liability $20,000,000
        Aggregate Limit of Liability $20,000,000

(C) 1. Underlying Insurer: Berkley Regional Insurance Company

    2. Bond or Policy Number: BFI-71000386-14
    3. Bond or Policy Period: From: 09/01/2014   To: 09/01/2015
    4. Limit of Liability:
        Single Loss Limit of Liability $20,000,000
        Aggregate Limit of Liability $20,000,000

(D) 1. Underlying Insurer: Federal Insurance Company

    2. Bond or Policy Number: 82183333
    3. Bond or Policy Period: From: 09/01/2014   To: 09/01/2015
    4. Limit of Liability:
      Single Loss Limit of Liability $20,000,000
      Aggregate Limit of Liability $20,000,000

Item 6.   Total amount of Underlying Single Loss Limit of Liability

The total amount of Underlying Single Loss Limit of Liability is $122,500,000 plus any Single Loss Deductible under the Bond or Policy identified in Item 5. (A) of the Declarations of this Excess Follow Form.

Item 7.   Total amount of Underlying Aggregate Limit of Liability each Excess Follow Form Period

The total amount of Underlying Aggregate Limit of Liability each Excess Follow Form Period is $122,500,000 plus any Single Loss Deductible under the Bond or Policy identified in Item 5. (A) of the Declarations of this Excess Follow Form.

Item 8.   Subject to the Declarations, Insuring Clause, Terms, Conditions and Limitations and Endorsements of this Excess Follow Form and as excepted below, this Excess Follow Form follows the form of:

Insurer's Name: Great American Insurance Company

Bond or Policy Number: FS 517-76-01-11
Effective Date: 09/01/2014

Except as provided below:
Sublimits of: G. Stop Payment, H. Uncollectible Items of Deposit, I. Audit Expense and K. Unauthorized Signature

Item 9.   The Insured, by acceptance of this Excess Follow Form, gives notice to the Underwriter terminating or canceling prior Bond or Policy Numbers ZBN-11N59402-13-N2

such termination or cancellation to be effective as of the time this Excess Follow Form becomes effective.

Item 10.   The liability of the Underwriter is subject to the terms of the following endorsements attached hereto:
XS109 05-05; XS201 05-05

President   _Secretary_

Executed this 23th   day of September, 2014.Countersigned

© 2005 The Travelers Companies, Inc.

EXCESS FOLLOW FORM

Travelers Form

INSURING CLAUSE

In consideration of the payment of the premium, and in reliance upon completeness and accuracy of the statements and disclosures made to the Underwriter and any issuer of Underlying Insurance by application, including all attachments, subject to the Declarations, Insuring Clause, Terms, Conditions and Limitations and Endorsements of this Excess Follow Form, this Excess Follow Form is subject to the same Insuring Clause(s), Terms, Conditions and Limitations and Endorsements as provided by the Bond or Policy identified in Item 8. of the Declarations of this Excess Follow Form. In no event shall this Excess Follow Form provide broader coverage than would be provided by the most restrictive Underlying Insurance.

This Excess Follow Form is not subject to the same premium or the Limit of Liability of the Bond or Policy identified in Item 8. of the Declarations.

TERMS, CONDITIONS AND LIMITATIONS

Section 1.   Underlying Coverage

A. The Insured(s) shall notify the Underwriter in writing, as soon as practicable, of a failure to maintain in full force and effect, without alteration, the coverage and provisions of the Bond(s) or Policy(ies) identified in Item 5. of the Declarations.

B. In the event there is no recovery available to the Insured as a result of the insolvency of any Underlying Insurer or the Insured's failure to comply with the maintenance of any Underlying Insurance, the coverage hereunder shall apply as excess of the amount of all Underlying Insurance plus the amount of any applicable deductible to the same extent as if the Underlying Insurance were maintained in full force and effect.

C. If the coverage and provisions of the Bond or Policy identified in Item 8. of the Declarations are altered, the Insured shall, as soon as practicable, give the Underwriter written notice of such alteration(s); and upon receipt of written consent to such alteration(s) from the Underwriter, the Insured shall pay any additional premium required by the Underwriter. This Excess Follow Form shall not follow the form of any alteration(s) to the Bond or Policy identified in Item 8. of the Declarations unless such written notice thereof is given by the Insured(s) to the Underwriter, the Underwriter gives written consent to such alteration(s) and the Insured(s) pay(s) any additional premium required by the Underwriter.

D. Except as provided in Sections 2.D. and 2.E. below, in no event shall the Underwriter be liable to pay loss under this Excess Follow Form until the total amount of the Underlying Single Loss Limit of Liability as stated in Item 6. of the Declarations has been exhausted solely by reason of the payment of loss by the Underlying Insurer(s) as covered loss under the applicable Underlying Insurance.

E. Any claim, loss or coverage that is subject to a Sublimit in any Underlying Insurance shall not be considered covered loss under this Excess Follow Form, but shall, for purposes of this Excess Follow Form, reduce or exhaust the Underlying Limit of Liability to the extent such payment reduces or exhausts the aggregate limit(s) of liability of such Underlying Insurance.

Section 2. Limit of Liability

A. Payment by the Underwriter of loss covered under this Excess Follow Form shall reduce the Aggregate Limit of Liability of this Excess Follow Form set forth in Item 4. of the Declarations. In the event of exhaustion of the Aggregate Limit of Liability of this Excess Follow Form set forth in Item 4. of the Declarations, the Underwriter shall be relieved of all further liability under this Excess Follow Form.

B. The Underwriter's maximum liability for a Single Loss covered under this Excess Follow Form shall not exceed the amount of the Single Loss Limit of Liability stated in Item 3. of the Declarations. Also, the Underwriter's maximum liability for all loss(es) in the aggregate covered under this Excess Follow Form shall not exceed the amount of the Aggregate Limit of Liability stated in Item 4. of the Declarations, which shall be the maximum liability of the Underwriter in the Excess Follow Form Period stated in Item 2. of the Declarations.

C. Except as provided in Sections 2.D. and 2.E. below, the Underwriter shall only be liable to make payment for a Single Loss covered under this Excess Follow Form after the total amount of the Underlying Single Loss Limit of Liability as stated in Item 6. of the Declarations has been paid solely by reason of the payment of loss by the Underlying Insurer(s) as covered loss under the applicable Underlying Insurance.

D. In the event the total amount of the Underlying Aggregate Limit of Liability as stated in Item 7. of the Declarations is reduced solely by reason of the payment of covered loss by any Underlying Insurer to an amount less than the total amount of the Underlying Single Loss Limit of Liability as stated in Item 6. of the Declarations, this Excess Follow Form shall pay covered loss excess of the reduced total amount of Underlying Aggregate Limit of Liability, but not to exceed the amount of the Single Loss Limit of Liability stated in Item 3. of the Declarations, and subject always to the remaining Aggregate Limit of Liability of this Excess Follow Form.

E. In the event of exhaustion of the total amount of Underlying Aggregate Limit of Liability as set forth in Item 7. of the Declarations, solely by reason of the payment of covered loss by the Underlying Insurer(s), this Excess Follow Form shall continue in force as primary insurance, provided always that this policy shall only pay covered loss excess over any retention or deductible amount otherwise applicable under the Underlying Insurance scheduled in Item 5. (A) of the Declarations, such amount not to exceed the Single Loss Limit of Liability stated in Item 3. of the Declarations and subject always to the remaining Aggregate Limit of Liability of this Excess Follow Form.

Section 3.   Joint Insureds

If two or more Insureds are covered under this Excess Follow Form, the first named Insured shall act for all Insureds.   Payment by the Underwriter to the first named Insured or to any named Insured of loss covered under this Excess Follow Form shall fully release the Underwriter on account of such loss.   The liability of the Underwriter for loss(es) sustained by all Insureds shall not exceed the amount for which the Underwriter would have been liable had all such loss(es) been sustained by one Insured.

Section 4.   Notice / Proof of Loss - Legal Proceedings Against Underwriter

A. The Insured(s) shall, within the time and manner prescribed in the Bond or Policy identified in Item 8. of the Declarations, give the Underwriter notice of any loss of the kind covered by this Excess Follow Form, whether or not the Underwriter is liable therefor in whole or in part, and upon request of the Underwriter, the Insured(s) shall file with the Underwriter a written statement of such loss and a copy of all correspondence between the Insured(s) and any Insurer identified in Item 5. of the Declarations.   Notice given to any Insurer identified in Item 5. of the Declarations of this Excess Follow Form shall not constitute notice as required under Section 4. of the Terms, Conditions and Limitations of this Excess Follow Form.

B. The Insured(s) shall, within the time and manner prescribed in the Bond or Policy identified in Item 8. of the Declarations, file with the Underwriter a proof of loss for any loss of the kind covered by this Excess Follow Form, whether or not the Underwriter is liable therefore in whole or in part, and upon request of the Underwriter the Insured(s) shall furnish a copy of all documents provided to or made available to any Insurer identified in Item 5. of the Declarations in support of any proof of loss filed with such Insurer.   Filing of a proof of loss with any Insurer identified in Item 5. of the Declarations shall not constitute filing a proof of loss with the Underwriter as required in Section 4. of the Terms, Conditions and Limitations of this Excess Follow Form.

C. Legal proceedings against the Underwriter shall be commenced within the time prescribed in the Bond or Policy identified in Item 8. of the Declarations and only after complying with all the Terms, Conditions and Limitations of this Excess Follow Form.

D. Notice and proof of loss under this Excess Follow Form shall be given to the Professional E&O Claim Unit, Mail Code 508F, 385 Washington Street, St. Paul, MN 55102.

Section 5.   Excess Follow Form Period

A. The term Excess Follow Form Period as used in this Excess Follow Form shall mean the lesser of the period stated in Item 2. of the Declarations or the time between the effective date and the termination date of this Excess Follow Form.

B. The Aggregate Limit of Liability set forth in Item. 4. of the Declarations shall not be cumulated regardless of the number of Excess Follow Form Periods this Excess Follow Form has been in force; the number of renewals of this Excess Follow Form by the Underwriter; any extensions of the Excess Follow Form Period of this Excess Follow Form by the Underwriter; the number of and amount of premiums paid by the Insured, or the number of Excess Follow Form Periods of this Excess Follow Form in which the acts giving rise to a loss(es) were committed or occurred.

Section 6.   Single Loss Defined

As used herein, Single Loss shall be defined as that term, or any similar term, as defined in the Bond or Policy identified in Item 8. of the Declarations.

Section 7.   Cancellation of this Excess Follow Form by the Underwriter or the Insured

This Excess Follow Form terminates as an entirety upon occurrence of any of the following: (a) after the receipt by the Insured of a written notice from the Underwriter of its desire to cancel this Excess Follow Form in accordance with the conditions and limitations of any Bond or Policy identified in Item 5. of the Declarations, (b) immediately upon the receipt by the Underwriter of a written notice from the Insured of its desire to cancel this Excess Follow Form, or (c) immediately upon cancellation, termination or nonrenewal of the Underlying Bond or Policy identified in Item 8. of the Declarations, whether by the Insured or the applicable Underwriter.

In witness whereof, the Underwriter has caused this Excess Follow Form to be executed on the Declarations page.

The following spaces preceded by an (*) need not be completed if this endorsement or rider and the Bond or Policy have the same inception date.

ATTACHED TO AND FORMING PART OF BOND OR POLICY NO.	DATE ENDORSEMENT OR RIDER EXECUTED	* EFFECTIVE DATE OF ENDORSEMENT OR RIDER
ZBN-21N28379-14-N2	10/24/14	09/01/14 12:01 A.M. LOCAL TIME AS SPECIFIED IN THE BOND OR POLICY

* ISSUED TO
WELLS FARGO FUNDS TRUST

SCHEDULE OF UNDERLYING INSURERS ENDORSEMENT

It is agreed that:

Item 5. Schedule of Underlying Insurers is amended as follows:

(E) 1. Underlying Insurer: Axis Insurance Company
    2. Bond or Policy Number: MAN753993/01/2014
    3. Bond or Policy Period: From: 09/01/2014   To: 09/01/2015
    4. Limit of Liability:
       Single Loss Limit of Liability $10,000,000
       Aggregate Limit of Liability $10,000,000

(F) 1. Underlying Insurer: National Union Fire Insurance Company of Pittsburgh, PA
    2. Bond or Policy Number: 01-503-12-71
    3. Bond or Policy Period: From: 09/01/2014   To: 09/01/2015
    4. Limit of Liability:
       Single Loss Limit of Liability $20,000,000
       Aggregate Limit of Liability $20,000,000

(G) 1. Underlying Insurer: Great American Insurance Company
    2. Bond or Policy Number: FS 204-59-90-04
    3. Bond or Policy Period: From: 09/01/2014   To: 09/01/2015
    4. Limit of Liability:
       Single Loss Limit of Liability $12,500,000
       Aggregate Limit of Liability $12,500,000

(H) 1. Underlying Insurer:
    2. Bond or Policy Number:
    3. Bond or Policy Period: From: To:
    4. Limit of Liability:
       Single Loss Limit of Liability
       Aggregate Limit of Liability

Nothing herein contained shall be held to vary, alter, waive, or extend any of the terms, conditions, provisions, agreements or limitations of the above mentioned Bond or Policy, other than as above stated.

By _____

                                Authorized Representative

INSURED

XS109 Ed. 5-05

The following spaces preceded by an (*) need not be completed if this endorsement or rider and the Bond or Policy have the same inception date.

ATTACHED TO AND FORMING PART OF BOND OR POLICY NO.	DATE ENDORSEMENT OR RIDER EXECUTED	* EFFECTIVE DATE OF ENDORSEMENT OR RIDER
ZBN-21N28379-14-N2	10/24/14	09/01/14 12:01 A.M. LOCAL TIME AS SPECIFIED IN THE BOND OR POLICY

* ISSUED TO

WELLS FARGO FUNDS TRUST

CALIFORNIA PREMIUM ENDORSEMENT

1. This endorsement or rider is issued to comply with the ruling of the Commissioner of Insurance of California and the opinion of the Attorney General of that State requiring that the premium paid for all bonds or policies be endorsed thereon.

2. The ☒ Premium ☐ Additional Premium ☐ Return Premium for the period

   from 09/01/2014 to 09/01/2015 is $25,659

3. If the premium is payable in installments they are, or are amended to read as follows:

   Payable on

   Payable on

   Payable on

NOTICE TO AGENTS

THIS ENDORSEMENT OR RIDER MUST BE DELIVERED TO YOUR CLIENT IN ORDER TO COMPLY WITH THE RULING OF THE INSURANCE COMMISSIONER AND THE ATTORNEY GENERAL OF THE STATE OF CALIFORNIA.

Nothing herein contained shall be held to vary, alter, waive, or extend any of the terms, conditions, provisions, agreements or limitations of the above mentioned Bond or Policy, other than as above stated.

By ______________________________
Authorized Representative

INSURED

XS201 Ed. 5-05